Embark Technology, Inc.

424 Townsend Street
San Francisco, CA 94107

June 10, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Embark Technology, Inc.

Registration Statement on Form S-1

Filed May 31, 2022

File No. 333-265338

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Embark Technology, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-265338) be accelerated by the Securities and Exchange Commission to 4:05 p.m. Washington D.C. time on June 13, 2022, or as soon as practicable thereafter.

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The Company requests that it be notified of such effectiveness by a telephone call to Rachel Sheridan of Latham & Watkins LLP at (202) 637-2139 or to Shagufa Hossain of Latham & Watkins LLP at (202) 637-2323 and that such effectiveness also be confirmed in writing.

Sincerely,

Embark Technology, Inc.

/s/ Richard Hawwa

Name:	Richard Hawwa
Title:	Chief Financial Officer

cc:          Siddhartha Venkatesan, Chief Legal Officer, Embark Technology, Inc.

Rachel W. Sheridan, Latham & Watkins LLP

Shagufa R. Hossain, Latham & Watkins LLP

Samuel D. Rettew, Latham & Watkins LLP